Exhibit 99.95

DIGIHOST TECHNOLOGY INC.

NOTICE OF CHANGE OF AUDITOR

TO:	Clearhouse LLP, Chartered Professional Accountants

Suite 527 – 2560 Matheson Blvd E

Mississauga, ON L4W 4Y9

AND TO:	Raymond Chabot Grant Thornton LLP

600, rue De La Gauchetière Ouest, bureau 2000

Montréal, QC H3B 4L8

TAKE NOTICE THAT:

(a)	Clearhouse LLP, Chartered Professional Accounts, the former auditors of DIGIHOST TECHNOLOGY INC. (the “Corporation”) have, on their own initiative, tendered their resignation effective April 12, 2021 and the board of directors of the Corporation effective April 12, 2021 have appointed Raymond Chabot Grant Thornton LLP, as successor auditors in their place;

(b)	the former auditors of the Corporation resigned on their own initiative;

(c)	the resignation of Clearhouse LLP, Chartered Professional Accountants and the appointment of Raymond Chabot Grant Thornton LLP, in their place have been approved by the board of directors of the Corporation;

(d)	there have been no reservations contained in the former auditors’ reports on any of the financial statements of the Corporation commencing from the period of incorporation to the period ended December 31, 2019; and

(e)	there are no reportable events (as defined in 7(e) of National Instrument 51-102).

DATED as of the 12th day of April, 2021.

BY ORDER OF THE BOARD

“Michel Amar”

Michel Amar
Chief Executive Officer